EXHIBIT 99.2




                       BANCO ITAU HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23       A Publicly Listed Company       NIRE. 35300010230

                  Authorized Capital: up to 200,000,000 shares
    Subscribed and Paid-in Capital: R$ 8,101,000,000.00 - 115,585,340 shares

                        MEETING OF THE BOARD OF DIRECTORS
                                OF APRIL 11 2005
                                ----------------

              On April 11 2005 at 3:00 p.m. the Board of Directors of BANCO ITAU HOLDING FINANCEIRA S.A., met at the company's head office under the chairmanship of Dr. Olavo Egydio Setubal, in the presence of the legally-required quorum as well as members of the Fiscal Council pursuant to Paragraph 3 of Article 163 of Law 6,404/76, for the purpose of examining the proposal for convening the General Stockholders meeting to be held on April 27 2005 at 3:00 p.m. for deliberating on the agenda of the extraordinary meeting as follows

                       "PROPOSAL OF THE BOARD OF DIRECTORS
                        ----------------------------------

Stockholders,

              The Board of Directors of BANCO ITAU HOLDING FINANCEIRA S.A. believes it opportune to submit for the General Stockholders' Meeting's examination and approval, the following matters:

         I - INCREASE IN CAPITAL STOCK AND
             CANCELLATION OF TREASURY STOCK
             ------------------------------

              - to increase the current subscribed capital stock of R$ 8,101,000,000.00 to R$ 8,300,000,000.00, with no issue of shares, through the capitalization of R$ 199,000,000.00 booked to the balance sheet of December 31 2004 under "Capital Reserves - Reserve for Goodwill on Share Issues";

              - to cancel 88,803 (eighty-eight thousand, eight hundred and three) own book entry common shares, held as treasury stock as of April 8 2005, acquired by the company pursuant to CVM (Brazilian Securities and Exchange Commission) Instructions 10/80, 268/97 and 390/03, with no reduction in the capital stock, and set off against R$ 28,009,408.91 held in "Capital Reserves - Reserve for Goodwill on Share Issues";

              - if these proposals are approved, the heading to Article 3 of the bylaws shall read as follows:

    'Article 3 - CAPITAL AND SHARES - The capital stock is R$ 8,300,000,000.00 (eight billion, three hundred million Reais), represented by 115,496,537 (one hundred and fifteen million, four hundred and ninety-six thousand, five hundred and thirty-seven) book entry shares, with no par value, being 60,598,750 (sixty million, five hundred and ninety-eight thousand and seven hundred and fifty) common shares, and 54,897,787 (fifty-four million, eight hundred and ninety-seven thousand, seven hundred and eighty-seven) preferred shares with no voting rights, but with the following advantages: I - priority in receiving a minimum non-cumulative annual dividend of R$ 0.55 (fifty-five centavos of one Real) per share, to be restated in the event of a stock split or reverse stock split; II - in the event of the sale of a controlling stake, the right to be included in the public offering to acquire shares at a price equal to 80% (eighty per cent) of the value paid for each share enjoying voting rights and comprising the controlling stockholding block, guaranteeing a dividend of at least equal to that paid on the common shares.'


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BANCO ITAU HOLDING FINANCEIRA S.A.
MEETING OF THE BOARD OF DIRECTORS OF APRIL 11.2005                        page 2

         II - PROVISION OF BOOK ENTRY SHARE SERVICES
              --------------------------------------

              - to include in Item 3.3 of the bylaws, that Itau Corretora de Valores S.A. is nominated the financial institution providing book entry share services for the company as follows:

    '3.3. Book Entry Shares - Without any changes in the rights and restrictions which are inherent to them, under the provisions of this article, all the company's shares shall be in book entry form, being registered in deposit accounts at Itau Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, pursuant to Articles 34 and 35 of Law 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law being payable by stockholders.'

         III - COMPENSATION COMMITTEE

              - to constitute a Compensation Committee through the transformation of the existing Itau Holding Options Committee, broadening its objectives and purposes, pursuant to the best corporate governance practices in the international market, Article 6 of the bylaws to carry the following wording:

    'Article 6 - COMPENSATION COMMITTEE - It is incumbent upon the Compensation Committee to decide the compensation policy for the Executive Officers, comprising the apportionment of the global and annual amount established by the General Stockholders' Meeting, the payment of the participation in the net income (Item 4.2), the granting of stock options (Item 3.2) and the concession of benefits of any nature and of representational amounts, based on the responsibilities involved, the time dedicated to the functions, competence and professional reputation and the value the services command in the market. It is further incumbent on the Committee to provide guidance on the compensation policy of the Directors of the subsidiary companies.

    6.1. The Committee shall be made up of six members, elected annually by the Board of Directors from among their peers. The Committee shall be presided over by the Chairman of the Board of Directors, it being incumbent on the latter to convene the respective meetings.

    6.2. The Committee shall deliberate on the basis of the majority vote of its members and such deliberations shall be considered final when ratified by the Board of Directors.'

              - as a result, Item 4.2 and Sub-item IX of Item 5.6 of the bylaws shall have the following wording:

    '4.2. Management Compensation - The Management shall receive both remuneration and a participation in the net income. Payment of remuneration shall be established annually by the General Stockholders Meeting in the form of a global and annual amount, which may or may not be indexed, the amounts destined for remunerating the Board of Directors and Board of Executive Officers being duly specified. It is incumbent on the Board of Directors to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to the members of this Board of Directors. It is incumbent on the Compensation Committee to regulate the use of the amount set aside for remuneration and the apportionment of the participation in the net income to members of the Board of Executive Officers. The latter participation shall correspond to a maximum of 10 (ten) per cent of the net income recorded in the balance sheet, not however exceeding the total annual compensation due to management for the fiscal period to which the said participation in net income relates.'


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BANCO ITAU HOLDING FINANCEIRA S.A.
MEETING OF THE BOARD OF DIRECTORS OF APRIL 11.2005                        page 3


    '5.6.  It is incumbent on the Board of Directors to:
           ...

           IX. ratify the decisions of the Compensation Committee;'

              - similarly, Item 2 of the Plan for Granting Stock Options shall be reworded as follows:

    '2.    WHO WILL QUALIFY FOR THE STOCK OPTIONS GRANTS

           It will be the exclusive responsibility of the Compensation Committee (Article 6 of Banco Itau Holding Financeira S.A.'s bylaws), from hereon denominated simply the "Committee", to periodically designate the directors of Banco Itau Holding Financeira to whom stock options shall be granted in the quantities specified.'

         IV - REPORT OF THE ACTIVITIES OF THE AUDIT COMMITTEE
              -----------------------------------------------

              - alter Item 7.4 of the bylaws, also making the report on the activities of the Audit Committee, already covering the insurance, capitalization and private pension companies of the Itau Financial Group, available to the Superintendence of Private Insurance, pursuant to Resolution 110 of May 7 2004 of the National Private Insurance Council as follows:

    '7.4. At the end of each fiscal year, the Audit Committee shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first semester of each fiscal year.'

         V - CREATION OF STATUTORY COMMITTEES
             --------------------------------

              - pursuant with the best practices of corporate governance, to establish statutory Disclosure and Insider Trading Committees, regulated by the Board of Directors since July 31 2002, according to CVM Instruction 358/02;

              - if this proposal is approved, the bylaws shall be altered with the introduction of the new articles 8 and 9, with the renumbering of subsequent provisions, as follows:

    'Article 8 - DISCLOSURE COMMITTEE - The Disclosure Committee shall be responsible for the administration of the Policy for Disclosure of Material Information, ensuring the transparency, quality and security of the information supplied to the stockholders, investors, the press, government authorities and to other capital market entities.

    8.1. It will be incumbent on the Committee to permanently evaluate the guidelines and procedures to be complied with in the disclosure of material information and the maintenance of the confidentiality of such information set out in the Corporate Policy on the Disclosure of Material Information, as well as the prior examination of the content of press releases and to advise the Investor Relations Officer on actions necessary for the disclosure and dissemination of the Policy.


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BANCO ITAU HOLDING FINANCEIRA S.A.
MEETING OF THE BOARD OF DIRECTORS OF APRIL 11.2005                        page 4


    8.2. The Committee will be composed of the Investor Relations Director and between 2 (two) and 10 (ten) persons selected annually by the Board of Directors from the members of the Board itself and the executive directors of Banco Itau S.A. and Banco Itau BBA S.A. In the event a vacancy occurs, the Board of Diretors may nominate a substitute to terminate the respective term of office.

    Article 9 - INSIDER TRADING COMMITTEE - The Insider Trading Committee shall be responsible for implementing the company's Corporate Policy and Procedure on Insider Trading. The Committee shall ensure compliance with and the application of the criteria for maintaining the ethical and legal standards of the company's management, stockholders, controllers, employees and third parties in the trading of the company's securities, or connected to the foregoing parties.

    9.1. It shall be incumbent on the Committee to permanently evaluate the guidelines and procedures of the Corporate Policy and Procedure on Insider Trading, as well as to advise the Investor Relations Officer on actions necessary for the disclosure and dissemination of the Policy.

    9.2. The Committee will be composed of the Investor Relations Director and between 2 (two) and 10 (ten) persons selected annually by the Board of Directors from the members of the Board itself and the executive directors of Banco Itau S.A. and Banco Itau BBA S.A. In the event a vacancy occurs, the Board of Diretors may nominate a substitute to terminate the respective term of office.'

         VI - RESTRUCTURING OF THE BOARD OF EXECUTIVE OFFICERS
              ------------------------------------------------

              - to increase the maximum number of positions on the Board of Executive Officers from 10 (ten) to 12 (twelve) members, and creating the positions of Managing Director and Deputy Managing Director, on account of the company's administrative structure, as well as extending the period during which the Board of Directors may elect the Board of Executive Officers from 2 (two) to 10 (ten) business days as from the date of the General Stockholders' Meeting, which elects the said Board of Directors;

              - provides for the company to be represented by two Officers, one of which must obligatorily be the President and CEO or Vice-President;

              - in the light of these proposals, to change the wording of the existing Articles 8 (renumbered 10), "heading" and 8.1 (renumbered 10.1), and 9 (renumbered 11), "heading" and 9.1 (renumbered 11.1) of the bylaws, with the inclusion of Item 11.6, as follows:

    'Article 10 - BOARD OF EXECUTIVE OFFICERS - The management and representation of the company is incumbent on the Board of Executive Officers, elected by the Board of Directors, to take place within a term of 10 (ten) business days from the date of the General Stockholders' Meeting which elects the said Board of Directors.

    10.1. The Board of Executive Officers shall comprise 5 (five) to 12 (twelve) members, to include the CEO and President, Senior Vice-Presidents, Executive Vice-Presidents, Executive Directors, Legal Consultant, Managing Directors and Deputy Managing Directors, in accordance with what is decided by the Board of Directors when establishing these positions.'


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BANCO ITAU HOLDING FINANCEIRA S.A.
MEETING OF THE BOARD OF DIRECTORS OF APRIL 11.2005                        page 5


    'Article 11 - OFFICERS' RESPONSIBILITIES AND POWERS - Two Officers, one of them mandatorily the President and CEO or Vice-President, shall have powers to represent the company, assuming obligations or exercising rights in any act, contract or document implying a commitment on the part of the company, including the rendering of guarantees on behalf of third parties.

    11.1. Two Officers, one of them mandatorily the President and CEO or Vice-President, shall have the powers to accede to and waive rights, also being able, irrespective of the Board of Directors' authorization, to pledge and sell permanent assets and decide on the installation, extinguishment and reorganization of branch offices.

    ...

    11.6. It is incumbent on the Managing Directors and Deputy Managing Directors to perform the functions attributed to them by the Board of Executive Officers in specific Areas and Portfolios of the company.'

              Finally, it is proposed to published the Meeting's minutes omitting the names of the stockholders present pursuant to Paragraph 2, Article 130 of Law 6.404/76.

              This is the proposal we submit for the Stockholders' appreciation. Sao Paulo-SP, April 11 2005. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Fernao Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Directors."

              The Chairmen next announced that the members of the Fiscal Council had opined on the proposal to modify the capital stock pursuant to Sub-item III of Article 163 of Law 6.404/76, and had prepared the following opinion transcribed to the appropriate register:

                            "FISCAL COUNCIL'S OPINION
                             ------------------------

    The effective councilors of BANCO ITAU HOLDING FINANCEIRA S.A.'s Fiscal Council have duly examined the Board of Directors' Proposal of today's date with respect to the increase in the capital stock from R$ 8,101,000,000.00 to R$ 8,300,000,000.00, with no issue of shares, through the capitalization of reserves, and to the cancellation of 88,803 book entry common shares held as treasury stock with no reduction in the value of the capital stock. Understanding that the Proposal is fully justified on technical grounds, the councilors do hereby declare their agreement that the said proposal be submitted for examination by the General Stockholders' Meeting. Sao Paulo-SP, April 11 2005. (signed) Gustavo Jorge Laboissiere Loyola, Alberto Sozin Furuguem and Iran Siqueira Lima."

              Having been examined and discussed, the Proposal of the Board of Directors was unanimously approved, the Board authorizing the publication of the convening notice for the aforementioned General Stockholders' Meeting.


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BANCO ITAU HOLDING FINANCEIRA S.A.
MEETING OF THE BOARD OF DIRECTORS OF APRIL 11.2005                        page 6


              There being no further matters on the agenda, the Chairman determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present, the meeting being declared closed. Sao Paulo-SP, April 11 2005. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairman; Alcides Lopes Tapias, Fernao Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Directors.



                                            ALFREDO EGYDIO SETUBAL
                                            Investor Relations Officer